UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: January 30, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

IR Contact:

Iris Wu, Manager iris.wu@asetechholding.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echo.lin@asetechholding.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Fourth Quarter and Full Year of 2018

Taipei, Taiwan, R.O.C., January 30, 2019 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”) was established following the completion of the merger between Advanced Semiconductor Engineering, Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. on April 30, 2018. ASE is the Company’s predecessor entity; therefore, the financial results of the Company for periods before merger are prepared under the assumption that the Company owned 100% shareholdings of ASE at the very beginning. The financial results after April 30, 2018, including both 4Q18 and 3Q18, reflect full quarters of combined operations following the completion of the merger. The financial results before April 30, 2018 reflect the operations of ASE and its subsidiaries prior to the establishment of the Company. As a result, the Company’s financial results for 4Q18 and 3Q18 may not be comparable to that for 4Q17. In addition, the Company’s financial results for the year ended December 31, 2018 may not be comparable to that for the year ended December 31, 2017. ASEH, the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$114,028 million for 4Q18, up by 36% year-over-year and up by 6% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$5,446 million, down from a net income attributable to shareholders of the parent of NT$6,246 million in 4Q17 and down from a net income attributable to shareholders of the parent of NT$6,257 million in 3Q18. Basic earnings per share for the quarter were NT$1.28 (or US$0.083 per ADS), compared to adjusted basic earnings per share of NT$1.48 for 4Q17 and basic earnings per share of NT$1.47 for 3Q18. Diluted earnings per share for the quarter were NT$1.24 (or US$0.081 per ADS), compared to adjusted diluted earnings per share of NT$1.42 for 4Q17 and diluted earnings per share of NT$1.43 for 3Q18.

For the full year of 2018, the Company reported net revenues of NT$371,092 million and net income attributable to shareholders of the parent of NT$25,262 million. Basic earnings per share for the full year of 2018 were NT$5.95 (or US$0.396 per ADS). Diluted earnings per share for the full year of 2018 were NT$5.84 (or US$0.389 per ADS).

 _______________

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

RESULTS OF OPERATIONS

4Q18 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 45%, 10%, 44% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$95,344 million for the quarter, up from NT$89,216 million in 3Q18.

-	Raw material cost totaled NT$59,072 million for the quarter, representing 52% of total net revenues.

-	Labor cost totaled NT$12,840 million for the quarter, representing 11% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,577 million for the quarter.

●	Gross margin decreased 0.7 percentage points to 16.4% in 4Q18 from 17.1% in 3Q18.

●	Operating margin was 7.5% in 4Q18 compared to 7.8% in 3Q18.

●	In terms of non-operating items:

-	Net interest expense was NT$923 million.

-	Net foreign exchange loss of NT$311 million was primarily attributable to the appreciation of U.S. dollar against NT dollar.

-	Gain on valuation of financial assets and liabilities was NT$140 million.

-	Net gain on equity-method investments was NT$6 million.

-	Other net non-operating expenses of NT$250 million were primarily attributable to miscellaneous expenses. Total non-operating expenses for the quarter were NT$1,338 million.

●	Income before tax was NT$7,235 million for 4Q18, compared to NT$8,117 million in 3Q18. We recorded income tax expenses of NT$1,342 million for the quarter, compared to NT$1,554 million in 3Q18.

●	In 4Q18, net income attributable to shareholders of the parent was NT$5,446 million, compared to net income attributable to shareholders of the parent of NT$6,246 million in 4Q17 and net income attributable to shareholders of the parent of NT$6,257 million in 3Q18.

●	Our total number of shares outstanding at the end of the quarter was 4,321,629,382, including treasury stock owned by our subsidiaries. Our 4Q18 basic earnings per share of NT$1.28 (or US$0.083 per ADS) were based on 4,248,272,624 weighted average numbers of shares outstanding in 4Q18. Our 4Q18 diluted earnings per share of NT$1.24 (or US$0.081 per ADS) were based on 4,254,977,677 weighted average number of shares outstanding in 4Q18.

4Q18 Results Highlights – ATM2

●	Cost of revenues was NT$50,158 million for the quarter, down by 4% sequentially.

 _______________

2 ATM stands for Semiconductor Assembly, Testing and Material.

-	Raw material cost totaled NT$17,106 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$11,321 million for the quarter, representing 18% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,998 million for the quarter.

●	Gross margin increased 0.3 percentage points to 21.8% in 4Q18 from 21.5% in 3Q18.

●	Operating margin was 9.8% in 4Q18 compared to 10.1% in 3Q18.

4Q18 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$46,135 million, up by 22% sequentially.

-	Raw material cost totaled NT$42,103 million for the quarter, representing 83% of total net revenues.

-	Labor cost totaled NT$1,500 million for the quarter, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$469 million for the quarter.

●	Gross margin decreased to 9.1% in 4Q18 from 9.9% in 3Q18.

●	Operating margin increased to 4.3% in 4Q18 from 4.1% in 3Q18.

2018 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2018 amounted to NT$371,092 million, up by 28% from 2017. The revenue contribution from packaging operations, testing operations, EMS operations and others ,each represented approximately 48%, 10%, 41% and 1%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2018 was NT$309,929 million, compared with NT$237,709 million in 2017.

-	Raw material cost totaled NT$182,062 million for the year, representing 49% of total net revenues.

-	Labor cost totaled NT$46,657 million for the year, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$40,472 million for the year.

●	Gross margin decreased 1.7 percentage points to 16.5% in 2018 from 18.2% in 2017.

●	Operating margin decreased to 7.2% in 2018 from 8.7% in 2017.

●	Total non-operating income for the year was NT$5,400 million, compared to total non-operating income of NT$5,711 million for 2017.

●	Income before tax was NT$32,048 million for 2018. We recognized an income tax expense of NT$5,584 million for the year.

●	In 2018, net income attributable to shareholders of the parent amounted to NT$25,262 million, compared with a net income attributable to shareholders of the parent of NT$22,988 million in 2017.

●	Our total number of shares outstanding at the end of the year was 4,321,629,382, including treasury stock owned by our subsidiaries. Our 2018 basic earnings per share of NT$5.95 (or US$0.396 per ADS) were based on 4,245,246,569 weighted average numbers of shares outstanding in 2018. Our 2018 diluted earnings per share of NT$5.84 (or US$0.389 per ADS) were based on 4,251,128,654 weighted average number of shares outstanding in 2018.

2018 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2018 was NT$175,274 million, compared with NT$121,873 million in 2017.

-	Raw material cost totaled NT$59,181 million for the year, representing 27% of total net revenues.

-	Labor cost totaled NT$41,030 million for the year, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$38,192 million for the year.

●	Gross margin decreased to 21.1% in 2018 from 24.3% in 2017.

●	Operating margin decreased to 9.5% in 2018 from 12.3% in 2017.

2018 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$137,580 million, up by 14% from 2017.

-	Raw material cost totaled NT$123,201 million for the year, representing 81% of total net revenues.

-	Labor cost totaled NT$5,543 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,827 million for the year.

●	Gross margin decreased to 9.4% in 2018 from 10.2% in 2017.

●	Operating margin decreased to 3.7% in 2018 from 4.2% in 2017.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q18 totaled US$248 million, of which US$134 million were used in packaging operations, US$95 million in testing operations, US$11 million in EMS operations and US$8 million in interconnect materials operations and others.

●	For the full year of 2018, we spent US$1,083 million for capital expenditures, including US$602 million in packaging operations, US$403 million in testing operations, US$58 million in EMS operations and US$20 million in interconnect materials operations and others.

●	As of December 31, 2018, total unused credit lines amounted to NT$219,912 million.

●	Current ratio was 1.29 and net debt to equity ratio was 0.60 as of December 31, 2018.

●	Total number of employees was 93,884 as of December 31, 2018, compared to 93,486 as of September 30, 2018.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 41% of our total net revenues both in 4Q18 and in 3Q18. One customer accounted for more than 10% of our total net revenues in 4Q18.

●	Our top 10 customers contributed 56% of our total net revenues for the quarter, compared to 55% in 3Q18.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues both in 4Q18 and in 3Q18.

EMS Basis

●	Our five largest customers together accounted for approximately 82% of our total net revenues in 4Q18, compared to 80% in 3Q18. One customer accounted for more than 10% of our total net revenues in 4Q18.

●	Our top 10 customers contributed 91% of our total net revenues during the quarter in 4Q18, compared to 90% in 3Q18.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20-F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.

Supplemental Financial Information

Consolidated Operations

	4Q/18	3Q/18	4Q/17
EBITDA (NT$ Millions)	21,082	21,579	16,147

ATM Consolidated Operations

	4Q/18	3Q/18	4Q/17
Net Revenues (NT$ Millions)	64,120	66,324	41,794
Revenues by Application
Communication	56%	54%	48%
Computer	13%	14%	11%
Automotive, Consumer & Others	31%	32%	41%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	33%	31%	28%
Wirebonding	39%	43%	45%
Discrete and Others	9%	8%	9%
Testing	17%	16%	16%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	237	269	133
EBITDA (NT$ Millions)	18,271	19,092	13,508
Number of Wirebonders	25,172	25,219	16,076
Number of Testers	4,822	4,802	3,760

EMS Operations

	4Q/18	3Q/18	4Q/17
Net Revenues (NT$ Millions)	50,745	42,009	43,289
Revenues by End Application
Communication	32%	34%	42%
Computer & Storage	10%	14%	14%
Consumer	44%	36%	32%
Industrial	10%	10%	6%
Automotive	4%	5%	5%
Others	0%	1%	1%
Capacity
CapEx (US$ Millions)*	11	21	7

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2018	Sep. 30 2018	Dec. 31 2017	Dec. 31 2018	Dec. 31 2017
Net revenues:
Packaging	51,149	53,473	33,045	178,308	126,225
Testing	10,919	10,838	6,553	35,903	26,157
EMS	50,736	41,996	43,285	151,890	133,948
Others	1,224	1,290	1,103	4,991	4,111
Total net revenues	114,028	107,597	83,986	371,092	290,441

Cost of revenues	(95,344)	(89,216)	(69,193)	(309,929)	(237,709)
Gross profit	18,684	18,381	14,793	61,163	52,732

Operating expenses:
Research and development	(4,293)	(4,274)	(3,046)	(14,963)	(11,747)
Selling, general and administrative	(5,818)	(5,735)	(4,041)	(19,552)	(15,767)
Total operating expenses	(10,111)	(10,009)	(7,087)	(34,515)	(27,514)
Operating income	8,573	8,372	7,706	26,648	25,218

Net non-operating (expenses) income:
Interest expense - net	(923)	(971)	(318)	(3,070)	(1,468)
Foreign exchange gain (loss)	(311)	262	780	(1,016)	3,503
Gain (loss) on valuation of financial assets and liabilities	140	(112)	(216)	1,990	(2,782)
Gain (loss) on equity-method investments	6	118	29	(521)	434
Others	(250)	448	(102)	8,017	6,024
Total non-operating income (expenses)	(1,338)	(255)	173	5,400	5,711
Income before tax	7,235	8,117	7,879	32,048	30,929

Income tax expense	(1,342)	(1,554)	(1,085)	(5,584)	(6,261)
Income from continuing operations and before noncontrolling interest	5,893	6,563	6,794	26,464	24,668
Noncontrolling interest	(447)	(306)	(548)	(1,202)	(1,680)

Net income attributable to shareholders of the parent	5,446	6,257	6,246	25,262	22,988

Per share data[3]:
Earnings (losses) per share
– Basic	NT$1.28	NT$1.47	NT$1.48	NT$5.95	NT$5.63
– Diluted	NT$1.24	NT$1.43	NT$1.42	NT$5.84	NT$5.23

Earnings (losses) per equivalent ADS
– Basic	US$0.083	US$0.096	US$0.098	US$0.396	US$0.370
– Diluted	US$0.081	US$0.094	US$0.095	US$0.389	US$0.344

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,254,978	4,255,741	4,316,234	4,251,129	4,184,620

FX (NTD/USD)	30.79	30.61	30.08	30.07	30.42

_______________

3 Per share data for the three months and year ended December 31, 2017 has been retrospective adjusted to reflect the impact from the joint share exchange agreement.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2018	Sep. 30 2018	Dec. 31 2017	Dec. 31 2018	Dec. 31 2017
Net revenues:
Packaging	52,068	54,321	34,226	181,675	130,902
Testing	10,920	10,839	6,556	35,905	26,160
Direct Material	1,093	1,134	989	4,336	3,932
Others	39	30	23	134	87
Total net revenues	64,120	66,324	41,794	222,050	161,081

Cost of revenues	(50,158)	(52,056)	(30,932)	(175,274)	(121,873)
Gross profit	13,962	14,268	10,862	46,776	39,208

Operating expenses:
Research and development	(3,349)	(3,257)	(2,125)	(11,141)	(8,361)
Selling, general and administrative	(4,306)	(4,298)	(2,736)	(14,599)	(11,037)
Total operating expenses	(7,655)	(7,555)	(4,861)	(25,740)	(19,398)
Operating income	6,307	6,713	6,001	21,036	19,810

Net non-operating (expenses) income:
Interest expense - net	(949)	(1,032)	(394)	(3,253)	(1,751)
Foreign exchange gain (loss)	(350)	128	822	(1,149)	3,657
Gain (loss) on valuation of financial assets and liabilities	323	(13)	(577)	2,145	(3,762)
Gain (loss) on equity-method investments	1,311	1,230	1,245	2,940	8,505
Others	(239)	329	2	7,970	514
Total non-operating income (expenses)	96	642	1,098	8,653	7,163
Income before tax	6,403	7,355	7,099	29,689	26,973

Income tax expense	(938)	(1,181)	(776)	(4,464)	(3,671)
Income from continuing operations and before noncontrolling interest	5,465	6,174	6,323	25,225	23,302
Noncontrolling interest	(19)	83	(77)	37	(314)

Net income attributable to shareholders of the parent	5,446	6,257	6,246	25,262	22,988

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2018	Sep. 30 2018	Dec. 31 2017	Dec. 31 2018	Dec. 31 2017
Net revenues:
Total net revenues	50,745	42,009	43,289	151,921	134,000

Cost of revenues	(46,135)	(37,846)	(39,287)	(137,580)	(120,354)
Gross profit	4,610	4,163	4,002	14,341	13,646

Operating expenses:
Research and development	(967)	(1,041)	(936)	(3,903)	(3,452)
Selling, general and administrative	(1,463)	(1,388)	(1,208)	(4,771)	(4,536)
Total operating expenses	(2,430)	(2,429)	(2,144)	(8,674)	(7,988)
Operating income	2,180	1,734	1,858	5,667	5,658

Net non-operating (expenses) income:
Total non-operating income	(36)	298	454	580	1,272
Income before tax	2,144	2,032	2,312	6,247	6,930

Income tax expense	(387)	(356)	(324)	(1,061)	(1,204)
Income from continuing operations and before noncontrolling interest	1,757	1,676	1,988	5,186	5,726
Noncontrolling interest	(429)	(397)	(500)	(1,252)	(1,440)

Net income attributable to shareholders of the parent	1,328	1,279	1,488	3,934	4,286

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31 , 2018	As of Sep. 30, 2018

Current assets:
Cash and cash equivalents	51,518	55,335
Financial assets – current	13,802	8,278
Notes and accounts receivable	79,481	79,809
Inventories	46,688	47,153
Others	10,070	10,625
Total current assets	201,559	201,200

Financial assets – non current & Investments – equity method	12,555	13,698
Property plant and equipment	214,593	216,200
Intangible assets	80,216	80,857
Prepaid lease payments	10,765	10,500
Others	13,683	13,516
Total assets	533,371	535,971

Current liabilities:
Short-term borrowings	43,264	63,365
Current portion of long-term borrowings & capital lease obligations	10,796	24,420
Notes and accounts payable	56,884	60,470
Others	45,355	44,493
Total current liabilities	156,299	192,748

Bonds payable	16,986	16,985
Long-term borrowings & capital lease obligations	127,351	103,386
Other liabilities	12,065	11,719
Total liabilities	312,701	324,838
Shareholders of the parent	203,023	197,330

Noncontrolling interest	17,647	13,803
Total liabilities & shareholders’ equity	533,371	535,971

Current Ratio	1.29	1.04
Net Debt to Equity	0.60	0.68

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2018	2018	2017	2018	2017
Cash Flows from Operating Activities:
Profit before income tax	7,235	8,117	7,879	32,048	30,929
Depreciation & amortization	12,220	12,469	7,421	42,689	29,205
Other operating activities items	(920)	(3,312)	(1,138)	(23,977)	(12,703)
Net cash generated from operating activities	18,535	17,274	14,162	50,760	47,431
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(9,993)	(13,078)	(4,784)	(40,259)	(23,211)
Other investment activities items	(6,230)	7,622	3,178	(89,283)	7,125
Net cash used in investing activities	(16,223)	(5,456)	(1,606)	(129,542)	(16,086)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	(10,208)	(8,177)	(4,899)	101,968	(19,636)
Dividends paid	0	(10,614)	0	(10,614)	(11,214)
Other financing activities items	3,255	(4,115)	323	(7,928)	11,526
Net cash generated from (used in) financing activities	(6,953)	(22,906)	(4,576)	83,426	(19,324)
Foreign currency exchange effect	824	(1,605)	(877)	796	(4,336)
Net increase (decrease) in cash and cash equivalents	(3,817)	(12,693)	7,103	5,440	7,685
Cash and cash equivalents at the beginning of period	55,335	68,028	38,975	46,078	38,393
Cash and cash equivalents at the end of period	51,518	55,335	46,078	51,518	46,078